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                             September 7, 2022

       Dongning Wang
       Chief Financial Officer
       Chindata Group Holdings Ltd
       No. 47 Laiguangying East Road
       Chaoyang District, Beijing, 100012
       The People's Republic of China

                                                        Re: Chindata Group
Holdings Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 29,
2022
                                                            File No. 001-39556

       Dear Mr. Wang:

              We have reviewed your August 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 8, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Introduction, page 1

   1. We note your response to prior comment 1. Please revise to include your definition of
                                                        China or PRC in the
Introduction where you define all other terms and ensure that it is clear such definition
includes Hong Kong and Macau. Also, clarify, if true, that the only time "China" and "PRC"
does not include Hong Kong or Macau is when you reference
                                                        specific laws and
regulations adopted by the PRC.
 Dongning Wang
FirstName LastNameDongning
Chindata Group Holdings Ltd Wang
Comapany 7,
September NameChindata
             2022        Group Holdings Ltd
September
Page 2    7, 2022 Page 2
FirstName LastName
Item 3. Key Information, page 3

2. We note your revised disclosures in response to prior comment 3. Please further revise to remove the reference to 100% as it relates to Sitan Beijing and Hebei Qinshu as this appears to imply that the WFOE has equity ownership over the VIE. Financial Information Related to Our VIEs, page 8

3. Please explain why the amounts disclosed in your proposed revised disclosures to prior comment 5 do not agree to the amounts disclosed in the revised consolidating worksheets for "intercompany costs and expenses."
4. We note your revised presentation in response to prior comment 8. Please further revise to present a separate column for the WFOEs that are the primary beneficiaries, which appear to be Suzhou Stack Data Technology Investment Company Limited and Hebei
         Stack Data Technology Investment Company Limited and their respective subsidiaries.
         Also, tell us what the "other subsidiaries" column represents and how these subsidiaries differ from the other subsidiaries included in the WFOE column in your proposed revised disclosures. If this column relates to subsidiaries of the WFOE or the Parent, please move the placement of the column in the worksheet so that it is clear to which entity the subsidiaries belong.
5. Please revise your consolidating balance sheets data to present investments in subsidiaries separately from contractual interest in VIEs. Also tell us and revise to clarify what the amount in the contractual interest in the VIEs represents, as the current line item description appears to imply an equity relationship exists between the primary beneficiary and the VIE.
6. Your revised consolidating statements of operations data includes a line item called
         "Share of income of subsidiaries and contractual interest in the VIEs," which appears to imply an equity relationship exists between the WFOE and the VIE. Please revise further to present contractual interest in the VIEs on a separate line. Also, tell us and revise to clarify what the contractual interest in VIEs represents. To the extent this relates to amounts paid by the VIE pursuant to contractual arrangements, tell us how this differs from the inter-company revenue and inter-company cost and expenses already disclosed and revise as necessary.
Item 5. Operating and Financial Review and Prospects
Critical Accounting Estimates, page 106

7. We note your proposed disclosure in response to prior comment 15. It is unclear whether you intend to continue to include the other policies previously disclosed starting on page
         106. To the extent that you do, please revise such disclosures to explain why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over a
 Dongning Wang
Chindata Group Holdings Ltd
September 7, 2022
Page 3
         relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation and include your proposed disclosures in your response. Refer to Item 5.E. of Form 20-F.
       You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499, with any questions.



FirstName LastNameDongning Wang                                Sincerely,
Comapany NameChindata Group Holdings Ltd
                                                               Division of
Corporation Finance
September 7, 2022 Page 3                                       Office of
Technology
FirstName LastName